FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of October 2010

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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            Website: www.tevapharm.com

Teva to Acquire Theramex, Merck KGaA`s European Based
Women`s Health Business

-- Acquisition Will Provide Teva with a Strong Platform to
Expand its Global Women`s Health Business --

Jerusalem, Israel, October 28, 2010 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) and Merck Serono, a division of Merck KGaA (FRA: MRK) announced today that they have entered into a definitive agreement under which Teva will acquire Theramex and related companies from Merck Serono.

Theramex offers a wide variety of women`s health products sold in 50 countries worldwide and had revenues of approximately Euro100 million in 2009, including sales in the countries in which Teva will acquire distribution rights.  A significant portion of its revenues are derived from direct sales in France and Italy, where Theramex has developed strong brand recognition and a reputation for quality among women`s health specialists.  As part of the agreement, Teva will also have distribution rights for Theramex` products in certain countries including Spain and Brazil.  The company`s pipeline includes a new oral contraceptive based on natural estrogens, NOMAC/E2, which has successfully completed phase III studies and submitted for approval in Europe.  Theramex`s operations are supported by an accomplished R&D team and a cost-effective API facility, which produces most of the company`s API needs.

Commenting on today`s transaction, Shlomo Yanai, Teva's President and Chief Executive Officer, said: "This is an important acquisition for Teva`s women`s health franchise.  Theramex`s diversified product portfolio, its seasoned sales force and promising pipeline will be combined with the strong R&D capabilities and product portfolio of our U.S. women`s health business. Together the global team will accelerate the expansion of our women`s health franchise into key growth markets in Europe and around the world and provide an excellent springboard for future sales.  We very much look forward to working together with Theramex`s experienced management team and having its work force join the Teva family."

"Theramex has built a solid reputation in France and Italy as a company dedicated to women`s health and gynecology. As Théramex is entering the contraceptive market, we firmly believe that a combination with Teva will not only contribute to growing its position in the gynecological market but also to building a major player in the area of contraceptives." said Elmar Schnee, Member of the Executive Board of Merck KGaA and President of the Merck Serono division.

Under the terms of the agreement, Teva will make a payment of Euro265 million at Closing.  In addition, Merck Serono will be eligible to receive certain performance-based milestone payments. Teva will fund the acquisition from its internal resources. The transaction is subject to certain regulatory approval and is expected to close towards the end of this year or in early 2011.

About Teva

Teva Pharmaceutical Industries Ltd. (NASDAQ:TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world's largest generic drug maker, with a global product portfolio of more than 1,250 molecules and a direct presence in approximately 60 countries. Teva's branded businesses focus on neurological, respiratory and women's health therapeutic areas as well as biologics. Teva's leading innovative product, Copaxone®, is the number one prescribed treatment for multiple sclerosis. Teva employs more than 40,000 people around the world and reached $13.9 billion in net sales in 2009.

About Laboratoire Theramex

As part of the Merck Group since 1999, Théramex has developed a strong brand image and a reputation for quality among women`s health specialists. Today Théramex has more than 300 employees in France and Italy and offers a large portfolio of products in 50 countries, in the areas of gynecology, osteoporosis, peri-menopause, menopause and contraceptives, including, Orocal®, Colpotrophine®, Lutenyl®, Monazol®, Estreva®, Antadys® and Leeloo Gé®. Théramex is also developing, in partnership with Merck & Co., nomegestrol acetate (2.5mg)/17beta-estradiol (1.5mg), a combined oral contraceptive containing a unique combination of a natural estrogen identical to the estrogen produced by the woman's own body and a selective progestin, currently in registration in Europe.

About Merck Serono

Merck Serono is the division for innovative prescription pharmaceuticals of Merck KGaA, Darmstadt, Germany, a global pharmaceutical and chemical company. Headquartered in Geneva, Switzerland, Merck Serono discovers, develops, manufactures and markets innovative small molecules and biopharmaceuticals to help patients with unmet medical needs.  In the United States and Canada, EMD Serono operates through separately incorporated affiliates.

Merck Serono has leading brands serving patients with cancer (Erbitux®, cetuximab), multiple sclerosis (Rebif®, interferon beta-1a), infertility (Gonal-f®, follitropin alfa), endocrine and metabolic disorders (Saizen® and Serostim®, somatropin), (Kuvan®, sapropterin dihydrochloride) as well as cardiometabolic diseases (Glucophage®, metformin), (Concor®, bisoprolol), (Euthyrox®, levothyroxine). Not all products are available in all markets.

With an annual R&D expenditure of more than Euro 1 billion, Merck Serono is committed to growing its business in specialist-focused therapeutic areas including neurodegenerative diseases, oncology, fertility and endocrinology, as well as new areas potentially arising out of research and development in autoimmune and inflammatory diseases.

About Merck

Merck is a global pharmaceutical and chemical company with total revenues of Euro 7.7 billion in 2009, a history that began in 1668, and a future shaped by approximately 40,000 (including Merck Millipore) employees in 64 countries. Its success is characterized by innovations from entrepreneurial employees. Merck's operating activities come under the umbrella of Merck KGaA, in which the Merck family holds an approximately 70% interest and free shareholders own the remaining approximately 30%. In 1917 the U.S. subsidiary Merck & Co. was expropriated and has been an independent company ever since.

For more information, please visit www.merckserono.com or www.merck.de

Teva's Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products and regulatory changes that may prevent us from utilizing exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Neurontin®, Lotrel®, Protonix® and Yaz®, the extent to which any manufacturing or quality control problems damage our reputation for high quality production, the effects of competition on sales of our innovative products, especially Copaxone® (including potential generic and oral competition for Copaxone®), the impact of continuing consolidation of our distributors and customers, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of ratiopharm), interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, intense competition in our specialty pharmaceutical businesses, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, dependence on the effectiveness of our patents and other protections for innovative products, our ability to achieve expected results through our innovative R&D efforts, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, our potential exposure to product liability claims to the extent not covered by insurance, the termination or expiration of governmental programs or tax benefits, current economic conditions, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks and other factors that are discussed in this report and in our other filings with the U.S. Securities and Exchange Commission ("SEC")

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Contacts:

Investor Relations: Elana Holzman Teva Pharmaceutical Industries Ltd. 972 (3) 926-7554	Media: Yossi Koren Teva Pharmaceutical Industries Ltd. 972 (3) 926-7590
Kevin Mannix Teva North America (215) 591-8912	Denise Bradley Teva North America (215) 591-8974

Teva Pharmaceutical Industries Ltd. Web Site: www.tevapharm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Eyal Desheh

Name: Eyal Desheh
Title: Chief Financial Officer

Date October 28, 2010

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